August 1, 2005

Rebekah J. Toton, Esq.

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re: O2 Secure Wireless, Inc. (the "Company")/File No. 333-123393

Dear Ms. Toton:

By a letter dated June 10, 2005, the Company received comments to the Form SB-2 filed by it on or about May 13, 2005. Included with this letter is a Form SB-2/A, Amendment No. 1, which we believe addresses the SEC's comments. The following are the Company's responses to each of the comments to its Form SB-2. The section headings and paragraph numbers correspond to the headings and paragraphs in your letter.

Form SB-2

Calculation of Registration Fee Table

    The Company has revised the note to the registration fee table accordingly.

    Front Cover

    The requested language has been added to the front cover and, where appropriate, references to market price in the body of the document have been amended to include comparable language.
    Pursuant to our conversation on July 19, 2005, the Company has deleted any reference to Messrs. Conley or Greaves being underwriters based on the fact that they will not play any role in the distribution of the securities registered sold under the prospectus.

    Summary, page 5

    The Company has compared the information in this section with the financial statements and could not discern the discrepancy that you found. Nevertheless, the financial statements have been updated and we have updated the information in this section accordingly.

    Risk Factors, page 6

    Where appropriate, the Company has revised the subheadings for each risk factors to disclose the specific risk to the Company. However, I note that most subheadings were already written in a manner that disclosed the specific risk to the Company, and therefore no revision was necessary in those cases.
    The Company has not added a risk factor discussing any risks associated with its purchase of parts from Netconx. The Company purchases certain components from Netconx because it has found that they generate fewer interference problems in the transmission of wireless signals in multifamily properties than certain commercially available components, which allows it to cover an entire community with fewer access points. In the event it became unable to purchase components from Netconx, the Company estimates that its costs would only increase an estimated 6% per deployment if it had to buy the same components from vendors other than Netconx, based on the relative cost and coverage of Netconx components versus the cost and coverage of other commercially available components. Given the slight increase in costs, the Company concluded the increase was not material enough to warrant disclosure as a risk factor. However, when and if the relative difference in cost and coverage between Netconx components and other vendors' components increases to an amount that would be material (which the Company does not believe is a realistic possibility at this time), the Company would disclose its dependence on Netconx as a risk factor at that time.
    As requested, the Company has added a risk factor discussing its dependence on Transfer Management for capital.
    The Company has not added a risk factor related to the undocumented nature of the loans to the named executive officers. The reason is that after March 31, 2005 the executive officers fully repaid their loans. Accordingly, in the Company's judgment the existence of loans which have since been repaid do not present any material risk to the Company. Furthermore, the Company did not add a risk factor discussing how the Company's disclosure controls and procedures might be adversely affected by a lack of documentation because the Company was not able to determine how its controls and procedures would be adversely in the future affected by this past practice.

    Our negative cash flow, operating losses and limited operating history . . . page 6

    As requested, this risk factor has been revised to make clear that the auditors have issued a going concern opinion on the Company.

    Our common stock may be deemed to be "penny stock" . . . page 11

    The first comment to this risk factor was that it should disclose whether the common stock met the definition of a penny stock. The existing language disclosed that the common stock would be a penny stock, and therefore no change is necessary. In response to the second comment, the Company has added more detailed disclosure of the risk to investors that broker-dealers will be less likely to trade the common stock.

    The selling shareholders intend to sell their shares of common stock . . . page 14

    As requested, the language in this section has been revised to correct the number of shares that may be sold under the prospectus.

    Selling Stockholders, page 15

    As requested, this section has been revised to disclose the material terms of issuance of the shares to be sold under the prospectus, including the parties who participated, the number of shares issued, the purchase price, as well as the exemptions from registration.
    As requested, the Company has added disclosure of the name of the natural person who exercises sole or shared voting or dispositive powers with respect to the corporate entities identified in your comment. The disclosure is added as notes to the table listing all selling shareholders.
    Any written agreements to indemnify any of the selling stockholders were already attached to the SB-2 as exhibits. The Company confirms that there are no oral agreements to indemnify any of the selling stockholders.

    Determination of Offering Price

    Based on our conversation on July 19, 2005, the Company has revised this section to state the price at which the common stock saleable under the prospectus will be sold prior to the development of a formal trading market for the common stock.

    Dilution, page 26

    Based on our conversation on July 19, 2005, the Company has revised this section to disclose that the expected sale price of the shares held by Messrs. Conley and Greaves will be substantially in excess of their purchase price for the shares.

    Shares of the Company Eligible for Future Sale, page 28

    You requested information as the nature of the services rendered for 1,000,000 warrants that the Company represents are eligible for registration on Form S-8. Effective January 1, 2005, the Company entered into substantially identical Employment Agreements with Craig Sellars and David Sherman. Under the Employment Agreements, each received 500,000 warrants to purchase common stock at $1.00 per share for three years. Because the services performed by Messrs. Sellars and Sherman under their Employment Agreements are not of a type for which registration under Form S-8 is impermissible (i.e., capital raising or investors relations services), the Company believes registration of the shares underlying the warrants would be permissible. However, the Company notes that it has no oral or written obligation to register the shares underlying the warrants on Form S-8, nor does it have any plan do do so gratuitously.

    Management's Discussion and Analysis and Plan of Operation, page 30

    As requested, this section has been amended to disclose the total number of current subscribers.

    Results of Operations, page 32

    As requested, this section has been expanded to provide more information about operations and material changes, and in particular to disclose the material costs by certain categories, such as installation, strategic planning and development efforts. In addition, the discussion relating to the interim period has been similarly expanded to include more information about costs incurred in various categories.
    As requested, this section has been amended to disclose the reasons for the significant increase in property and equipment during the six months ended March 31, 2005.
    Elsewhere in the prospectus, the Company has included a discussion of the material terms of the Netconx agreement, including the ongoing payments required if its products are sold to third parties or used for outdoor access points, but has not duplicated that discussion in this section. The reason is that revenues from or payments made under the Netconx agreement were not a material factor in the Company's past operating results, and are not expected to be a material factor in future operating results. In its summary of the Netconx agreement in this section and elsewhere, the Company has not provided complete detail of the terms of its royalty obligations under the agreement. First, the formula for the calculation of royalties from the sale of components to third parties would be hard to express verbally and would not be meaningful to investors. Second, the royalties have not been material in past periods and are not expected to be material in future periods. Third, the Company believes the compensation formula itself is confidential information which should not be disclosed publicly.

    Liquidity and Capital Resources, page 33

    The Company has expanded this section to state the minimum period that it can operate using current resources and committed capital, as well as the rate at which it is currently using capital, and the Company's plans for raising additional capital in the future.

    Business, page 33

    The Company has not amended this section to disclose the amount spent on research and development activities in the last two years because it is not material.

    On Premise Wi-Fi Equipment and Facilities, page 35

    As requested, the Company has amended this section to include a more complete description of its relationship to Netconx.

    Competition, page 35

    As requested, this section has been amended to include disclosure of the nature of the Company's competition and the extent to which any competitors' methods of operation pose a competitive barrier.

    Management, page 38

    This section has been revised in the manner indicated. Specifically, at the end of each biographical section for the officer we have included disclosure of the extent to which the officer has or has not had prior experience in the areas of financial accounting and public company reporting. In addition, the Company has added a risk factor addressing the fact that the absence of such skills may jeopardize its ability to comply with regulatory requirements, which could adversely affect the market for its stock, and that its dependence on outside experts to satisfy those requirements could increase its general and administrative costs.

    Executive Compensation, page 39

    As requested, the section entitled "Recent Sales of Unregistered Securities" has been revised to include the stock issues referenced in your comment.
    This comment is moot because the chief technical officer resigned effective July 1, 2005. Supplementally, the chief technical officer received the warrants in connection with the execution of his Employment Agreement in 2005.

    Principal Stockholders, page 40

    Supplementally, the Company's calculations of beneficial ownership are in accordance with Rule 13d-3, in that they include for each named shareholder all shares owned by the shareholder as well as all shares that the shareholder has the right to receive within the next 60 days.
    The table has been updated to include Transfer Management International, Ltd.
    Actually, the 1,500,000 shares originally issued to Pilot Corporate Services, Inc. are now held in equal part by Warren L. Traver and Melinda Masters, the wife of Kevin Masters, and thus the table of beneficial owners does not list Pilot as owning any shares (but lists Mr. Traver and Ms. Masters as each owning 750,000 shares of common stock). Accordingly, the Company does not believe that any change is necessary regarding this issue.

    Certain Relationships and Related Transactions, page 42

    The loans to Messrs. Conley and Greaves described in this section have been fully repaid, and it is the Company's policy not to make any such loans in the future. Accordingly, the Company has revised the language of this section appropriately (although the revisions may not include all of the information requested by this comment). In addition, any reference to a small loan to Craig Sellars has been removed. The Company had recorded travel and expense reimbursements to its officers as officer advances if the reimbursement was not documented properly. Since the prior filing, Mr. Sellars and the other officers have provided sufficient documentation of their expenses, and therefore the advances have been recharacterized as installation costs. Also, prospectively, the Company has improved its expense reimbursement policy to prevent reimbursement of expenses unless and until proper documentation has first been submitted.
    As requested, this section has been amended to more completely disclose why each transaction listed is a related party transaction.
    As requested, this section has been revised to include a more complete description of the Company's relationship with Pilot, and I believe addresses each of the issues identified in this comment.
    As requested, this section has been amended to disclose the fact that the services performed for the customer at which Mr. Conley's spouse works are compensated at the same rate as other customers.
    As requested, this section has been amended to include a more complete description of the agreement with Mr. Richardson, particularly on the issues identified in the comment. Supplementally, the Company did not consider the Regulation S Securities Purchase Agreement to be a related party transaction since Mr. Richardson does not own any interest in Transfer Management International, Ltd.

    Financial Statements

    General

    The Form SB-2/A, Amendment No. 1, includes updated interim financial statements through March 31, 2005, as required by Item 310(g) of the Regulation S-B.
    The Form SB-2/A, Amendment No. 1, includes a currently dated consent of the Company's independent public accountant.

    Statement of Cash Flows, page F-4

    Note 8 (Equity Financing) has been expanded to reconcile and explain the difference between the gross proceeds from sales of stock versus the cash actually received by the Company.
    In addition to the $21,000 paid directly by an investor for Company services, the investor had directly prepaid a $120,000 consulting fee to Pilot (i.e. deferred charge). This deferred charge was being amortized at $10,000/mo. starting in March 2004, resulting in amortization expense of $30,000 for the quarter ended 12/31/04. Thus the cash flow statement for this quarter showed costs paid by investor totaling $51,000. To clarify this issue, the amortization of the deferred charge has been separated from the costs paid by investor in the March 2005 cash flow statement. In addition, Note 8 (Equity Financing) has been expanded to recap and explain all amounts paid by the investor directly to Company creditors and the accounting treatment thereof.

    Note 1 - Summary of Significant Accounting Policies (Revenue Recognition), page F-6

    Note 1 (Revenue Recognition) has been expanded to explain compliance with SAB 104.

    Note 2 - Cash in escrow/Funds held for investors, page F-7

    As disclosed in Notes 2 and 10, the Company has no financial rights to the escrowed funds. The funds are placed into the escrow account by the investor to fund potential purchases of Company stock. The Company only acts as the escrow agent. There is no specific accounting guidance as to whether or not, under these circumstances, the escrow account should be included on the Company's balance sheet. Since the Company exercises physical control, it was believed to be more appropriate to include it. Given this, an off-setting liability must also be included in the balance sheet so that the Company's financial position is not misstated. Note 2 has been expanded to disclose relevant terms of the escrow agreement. Note 8 (Equity Financing) discloses the duration and fixed price terms relating to the securities purchase agreement.

    Note 4 - Deferred Charge, page F-8

    Note 4 and the balance sheet have been revised as requested.

    Note 8 - Stockholder's Equity, page F-9

    Note 8 (Common Stock Warrants) has been amended to comply with SFAS 123.

    Interim Financial Statements

    Note 1 (Unaudited Interim Financial Information) has been included to provide the required management assertion.

    Recent Sales of Unregistered Securities, page 60

    Set forth below is a table showing all stock issuances, the date of each issuance, the number of shares and the consideration received.
Shareholder	Date	No. of Shares	Consideration
T. Scott Conley	10/29/2003	6,000,000	$ 500.00
Keith A. Greaves	10/29/2003	5,000,000	500.00
Neal P. Butler	10/29/2003	5,500,000	500.00
Michael Price	10/29/2003	5,000,000	500.00
Neal P. Butler	12/20/2003	-4,500,000
Pilot Corporate Services, Inc.	3/2/2004	1,500,000	1,000.00
Dominic Richardson	3/30/2004	1,750,000	1,167.00
Michael Price	4/24/2004	-4,000,000
Transfer Management International, Ltd.	06/21/04	100,000	30,000.00
Transfer Management International, Ltd.	06/30.04	300,000	90,000.00
Transfer Management International, Ltd.	08/05/04	266,666	80,000.00
Transfer Management International, Ltd.	08/18/04	300,000	90,000.00
Transfer Management International, Ltd.	09/02/04	50,000	15,000.00
Transfer Management International, Ltd.	10/04/04	118,334	35,500.00
Transfer Management International, Ltd.	10/13/04	83,333	25,000.00
Transfer Management International, Ltd.	11/03/04	150,000	45,000.00
Transfer Management International, Ltd.	11/09/04	33,333	10,000.00
Transfer Management International, Ltd.	11/15/04	233,334	70,000.00
Transfer Management International, Ltd.	11/23/04	166,666	50,000.00
Transfer Management International, Ltd.	11/29/04	100,000	30,000.00
Transfer Management International, Ltd.	12/07/04	183,334	55,000.00
Transfer Management International, Ltd.	12/13/04	36,666	11,000.00
Transfer Management International, Ltd.	12/22/04	283,334	85,000.00
Netconx D and C Wireless, LLC	1/1/2005	2,000,000
Transfer Management International, Ltd.	01/20/05	60,000	18,000.00
Transfer Management International, Ltd.	02/02/05	203,333	61,000.00
Transfer Management International, Ltd.	02/25/05	266,667	80,000.00
Transfer Management International, Ltd.	03/01/05	33,333	10,000.00
Transfer Management International, Ltd.	03/03/05	133,333	40,000.00
Transfer Management International, Ltd.	03/15/05	210,000	63,000.00
Transfer Management International, Ltd.	04/06/05	133,334	40,000.00
Transfer Management International, Ltd.	04/27/05	166,666	50,000.00
Transfer Management International, Ltd.	05/04/05	35,000	10,500.00
Transfer Management International, Ltd.	05/11/05	213,334	64,000.00
Transfer Management International, Ltd.	05/25/05	180,000	54,000.00
Transfer Management International, Ltd.	06/02/05	36,666	11,000.00
Transfer Management International, Ltd.	06/16/05	460,000	138,000.00
Netconx D and C Wireless, LLC	7/1/2005	-833,790
Transfer Management International, Ltd.	7/1/2005	543,334	163,000.00
	Totals:
  As requested, this section has been amended to disclose the per share price of the shares issued to Mr. Richardson and Pilot Corporate Services, Inc., as well as the type of consulting services rendered by Mr. Richardson.

  Signatures, page 63

  As requested, the signature block has been amended to show Mr. Greaves as the principal financial officer of the Company.

  Exhibit 10.7

  The jurisdiction of formation of Transfer Management International, Ltd. is Nevis St. Kitts.

We are sending by federal express two clean copies of the filing that are not redlined to show changes, and two copies that are redlined to show changes from the original filing.

Do not hesitate to call me at 404-365-9799 should you have any questions. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Encl.

cc: T. Scott Conley

Keith A. Greaves

Brent Gillett, Esq.